UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For the Period Ended: June 30, 2020

☐	Transition Report on Form 10-KSB

☐	Transition Report on Form 10-QSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form N-SAR

☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: BOQI INTERNATIONAL MEDICAL INC.

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):

Room 3601, Building A, Harbour View Place, No. 2 Wuwu Road,
Zhongshan District, Dalian, Liaoning Province, P. R. China, 116000

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report onForm10-K, Form20-F,Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered a delay in assembling and the review of the financial information for the period ended June 30, 2020. Certain of data generated by third parties was delayed. Accordingly, the timely filing of the Form 10-Q has become impracticable without undue hardship and expense to the Registrant. The Company undertakes the responsibility to file such report no later than five days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Pang Zhang-Whitaker, Esq.,	212.238.8844

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

The Registrant expects to report revenues of approximately $4.2 million for the first six months of 2020 as compared to revenues of $0.77 million for the same period in 2019. The Registrant expects that it will report a gain due to the disposition of NF Energy Saving Investment Limited and its subsidiaries for the first six months of 2020 as compared to net loss of $1.4 million for the same period in 2019.

The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

BOQI INTERNATIONAL MEDICAL INC.
(Registrant)

By:	/s/ Tiewei Song
Tiewei Song Chief Executive Officer
Dated: August 17, 2020

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